Mail Stop 3561

February 5, 2008

Thomas M. Livia, President
PC Universe, Inc.
504 NW 77th Street
Boca Raton, Florida 33487

> **Re:** **PC Universe, Inc.**
> **Amendment No. 2 to Form 10**
> **Amendment No. 1 to Form 10-Q for the**
> **Quarter Ended September 30, 2007**
> **Filed January 3, 2008**
> **File No. 0-52804**

Dear Mr. Livia:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Unaudited Financial Statements

Statement of Stockholders' Equity, page F-19

1. We reviewed your response to comment 31 in our letter dated December 14, 2007. We understand that you issued restricted stock and warrants to the selling agent as compensation for services in connection with the equity placement described in Note 1. If so, it is still unclear to us why the non-cash offering expenses resulted in a net charge to equity. Please tell us the items and their amounts included in the stock issued for services line item. If the charge includes the fair value of the restricted stock and warrants issued to the selling agent, please tell us how you recorded the offsetting credit. Also, it appears that the non-cash charges have been offset against cash proceeds from issuance of common stock in the statement of cash flows. Please tell us the items and their

amounts included in the issuance of common stock line item in the statement of cash flows and why the amounts are properly classified in the statement.

Note 1 – Nature of Operations, page F-21

2. We reviewed your response to comment 32 in our letter dated December 14, 2007 and the revisions to your disclosure. It appears that there are transactions offsetting principal payments on long-term debt in the statement of cash flows given that the $500,000 note payable was repaid during the most recent interim period. Please advise.

Form 10-Q for Quarter Ended September 30, 2007

Notes to Financial Statements, page 7

Note 2 – Summary of Significant Accounting Policies, page 7

Income Taxes, page 8

3. We reviewed your response to comment 39 in our letter dated December 14, 2007. It is still unclear to us why the current classification of deferred tax assets related to net operating loss carryforwards is appropriate. Please explain to us why you expect the temporary difference to reverse within the next year. Otherwise, revise your classification in future filings to comply with the guidance in paragraph 41 of SFAS 109. Also, please explain to us in detail the positive evidence in the plan you refer to and why the weight given to that evidence supports your conclusion that a valuation allowance is not required. Refer to paragraphs 20 – 25 of SFAS 109.

* * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch C 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bruce C. Rosetto, Esq.
        Blank Rome LLP
        Facsimile: (561) 417-8101